OMB APPROVAL




                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                         SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)*

                      BED BATH & BEYOND INC.

                        (Name of Issuer)

             Common Stock, par value $0.01 per share

                 (Title of Class of Securities)



                          075896-10-0

                         (CUSIP Number)

                        Warren Eisenberg
                    c/o Bed Bath & Beyond Inc.
                       650 Liberty Avenue
                    Union, New Jersey  07083
                         (908) 688-0888

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                          January 28, 1998

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box []


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                           SCHEDULE 13D
CUSIP No. 075896-10-0                        Page 2

1    NAME OF REPORTING PERSONS

     Feinstein-Eisenberg Family Partnership, L.P.



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                         (b) [X]


3    SEC USE ONLY



4    SOURCE OF FUNDS*

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                          []


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           7   SOLE VOTING POWER

         NUMBER OF             0
          SHARES
       BENEFICIALLY        8   SHARED VOTING POWER
         OWNED BY
           EACH                0
        REPORTING
       PERSON WITH         9   SOLE DISPOSITIVE POWER

                               0

                           10  SHARED DISPOSITIVE POWER

                               0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14   TYPE OF REPORTING PERSON*

     PN


            *SEE INSTRUCTIONS BEFORE FILLING OUT!




                           SCHEDULE 13D
CUSIP No. 075896-10-0                        Page 3

1    NAME OF REPORTING PERSONS

     Leonard Feinstein


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                         (b) [X]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                          []


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                           7   SOLE VOTING POWER

         NUMBER OF             5,176,970
          SHARES
       BENEFICIALLY        8   SHARED VOTING POWER
         OWNED BY
           EACH                0
        REPORTING
       PERSON WITH         9   SOLE DISPOSITIVE POWER

                               5,176,970

                           10  SHARED DISPOSITIVE POWER

                               0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,176,970

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

14   TYPE OF REPORTING PERSON*

     IN


            *SEE INSTRUCTIONS BEFORE FILLING OUT!





                           SCHEDULE 13D
CUSIP No. 075896-10-0                        Page 4

1    NAME OF REPORTING PERSONS

     Warren Eisenberg

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                         (b) [X]


3    SEC USE ONLY



4    SOURCE OF FUNDS*

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                          []


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                           7   SOLE VOTING POWER

         NUMBER OF             4,180,384
          SHARES
       BENEFICIALLY        8   SHARED VOTING POWER
         OWNED BY
           EACH                0
        REPORTING
       PERSON WITH         9   SOLE DISPOSITIVE POWER

                               4,180,384

                           10  SHARED DISPOSITIVE POWER

                               0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14   TYPE OF REPORTING PERSON*

     IN


            *SEE INSTRUCTIONS BEFORE FILLING OUT!



The Statement on Schedule 13D dated October 1, 1995, as amended, is hereby amended as follows:

Item 1.   Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Bed Bath & Beyond Inc., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 650 Liberty Avenue, Union, New Jersey 07083.

Item 2.   Identity and Background

     One of the persons filing this Schedule is the Feinstein-Eisenberg Family Partnership, L.P. (the "Partnership"). The Partnership is organized in the State of Delaware. The principal business of the partnership is holding certain securities owned by Leonard Feinstein, Warren Eisenberg and certain of their family members. The address of the Partnership's principal business and principal office is c/o Bed Bath & Beyond Inc., 650 Liberty Avenue, Union, New Jersey 07083.

     (a) The names of the other persons filing this Schedule are Leonard Feinstein and Warren Eisenberg.

     (b) Mr. Feinstein's business address is c/o Bed Bath & Beyond Inc., 110 Bi-County Boulevard, Farmingdale, New York 11735. Mr. Eisenberg's business address is c/o Bed Bath & Beyond, Inc., 650 Liberty Avenue, Union, New Jersey 07083.

     (c) Mr. Feinstein is the President and Co-Chief Executive Officer of the Issuer and Mr. Eisenberg is the Chairman and Co-Chief Executive Officer of the Issuer. The Issuer's principal business is the operation of retail stores selling domestics merchandise and home furnishings. The address of the Issuer is 650 Liberty Avenue, Union, New Jersey 07083.

     (d) During the last five years, neither the Partnership, Mr. Feinstein, nor Mr. Eisenberg has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the Partnership, Mr. Feinstein, nor Mr. Eisenberg has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Feinstein and Mr. Eisenberg are both United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration

     The 1,725,701 shares of Common Stock of the Issuer beneficially owned by the Partnership as of October 1, 1995 (the "Shares") were contributed to the Partnership on October 1, 1995 by Mr. Feinstein and Mr. Eisenberg and certain members of their families in exchange for interests in the Partnership. Mr. Feinstein and Mr. Eisenberg, as the general partners of the Partnership, shared the power to vote and dispose of the Shares on behalf of the Partnership.

The 5,176,970 shares of Common Stock owned by Mr. Feinstein and the 4,180,384 shares of Common Stock owned by Mr. Eisenberg, were issued to Mr. Feinstein and Mr. Eisenberg, respectively, upon organization of the Issuer.

Item 4.   Purpose of Transaction

     As stated above, the Shares owned by the Partnership as of October 1, 1995 were beneficially owned by the Partnership and Mr. Feinstein and Mr. Eisenberg, as general partners of the Partnership, shared the power to vote and dispose of the Shares on behalf of the Partnership. Since October 1, 1995, the Partnership had no plans or proposals of the type required to be disclosed in this Item except the disposition of the shares of Common Stock beneficially owned by the Partnership to its partners.

Item 5.   Interest in Securities of the Issuer

     (a) The aggregate number of shares of Common Stock beneficially owned by the Partnership as of the date of this
Schedule is 0 shares, or 0% of the outstanding Common Stock.

     The aggregate number of shares of Common Stock beneficially owned by Mr. Feinstein as of the date of this Schedule is 5,176,970[1] shares, or 7.5% of the outstanding Common Stock.

     The aggregate number of shares of Common Stock beneficially owned by Mr. Eisenberg as of the date of this Schedule is 4,180,384[2] shares, or 6.1% of the outstanding Common Stock.

______________________
[Footnotes]

1    Does not include 859,824 shares of Common Stock owned by an irrevocable trust of which Mr. Feinstein's wife and other family members are co-trustees, for the benefit of Mr. Feinstein and members of Mr. Feinstein's family. Mr. Feinstein disclaims beneficial ownership of such shares.

2    Does not include 60,000 shares of Common Stock that are
issuable to two of Mr. Eisenberg's children pursuant to stock options that are currently exercisable and 859,824 shares of Common Stock owned by an irrevocable trust of which Mr. Eisenberg's wife and other family members are co-trustees, for the benefit of Mr. Eisenberg and members of Mr. Eisenberg's family. Mr. Eisenberg disclaims beneficial ownership of all such shares.
[end of footnotes]


     (b) As of the date of this Schedule, Mr. Feinstein possesses the sole power to vote and dispose of 5,176,970 shares of Common Stock.

     As of the date of this Schedule, Mr. Eisenberg possesses the sole power to vote and dispose of 4,180,384 shares of Common
Stock.

     As of the date of this Schedule, the Partnership has no power to vote or dispose of any Shares.

     (c) On January 28, 1998, the Partnership distributed to its partners the 1,651,402 shares of Common Stock the Partnership held.

     On December 31, 1997, an aggregate of 491,646 shares of Common Stock were distributed to Mr. Eisenberg as beneficiary of two trusts of which his wife and other family members are co-trustees. On January 28, 1998, Mr. Eisenberg sold 556,733 shares of Common Stock at $39-5/8 through a brokerage transaction. On January 28, 1998, 34,514 shares of Common Stock were distributed to Mr. Eisenberg from the Partnership. On January 28, 1998, the Mitzi and Warren Eisenberg Family Foundation, Inc. sold 83,000 shares of Common Stock at $39-5/8 through a brokerage transaction.

     On December 31, 1997, an aggregate of 491,646 shares of Common Stock were distributed to Mr. Feinstein as beneficiary of two trusts of which his wife and other family members are co-trustees. On January 28, 1998, Mr. Feinstein sold 556,733 shares of Common Stock at $39-5/8 through a brokerage transaction. On January 28, 1998, 34,514 shares of Common Stock were distributed to Mr. Feinstein from the Partnership. On January 28, 1998, the Feinstein Family Foundation, Inc. sold 83,000 shares of Common Stock at $39-5/8 through a brokerage transaction.

     (d)  Not applicable.

     (e) On February 21, 1996, the Partnership ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Leonard Feinstein and Warren Eisenberg and certain of their family members contributed the shares of Common Stock to the Feinstein-Eisenberg Family Partnership, L.P. on October 1, 1995 pursuant to the Agreement of Limited Partnership of Feinstein-Eisenberg Family Partnership, L.P. dated August 2, 1995 among Leonard Feinstein, Warren Eisenberg, Martin Eisenberg, Ronald Eisenberg, Shelly Mitchell, Randi Sellinger, Richard Feinstein, Jeffrey Feinstein and a Trust for the benefit of Amy Feinstein under trust agreement dated 3/25/93 (the "Partnership Agreement"). Pursuant to the Partnership Agreement, the general partners, Mr. Feinstein and Mr. Eisenberg, had the right on behalf of the Partnership to vote and dispose of the Shares.

Item 7.   Material to Be Filed as Exhibits

     The following documents filed by the Company with the Commission are incorporated by reference in this Schedule 13D:

     (i) The Agreement of Limited Partnership of Feinstein-Eisenberg Family Partnership, L.P. dated August 2, 1995 among Leonard Feinstein, Warren Eisenberg, Martin Eisenberg, Ronald Eisenberg, Shelly Mitchell, Randi Sellinger, Richard Feinstein, Jeffrey Feinstein and a Trust for the benefit of Amy Feinstein under trust agreement dated 3/25/93.

     (ii) A joint filing agreement, dated February 14, 1996, among the signatories to this Schedule 13D (no longer applicable).

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     February 24, 1998        /s/Warren Eisenberg
                                   _____________________________
                                   Warren Eisenberg, Individually
                                   and as General Partner of
                                   Feinstein-Eisenberg Family
                                   Partnership, L.P.